Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

December 1, 2010

Dear Mr. Vaughn,

RE: National Bank of Greece S.A.

Form 20-F for Fiscal Year Ended on December 31, 2009

Filed June 30, 2010

File No. 001-14960

We refer to your comment letter dated November 17, 2010 on the above referenced Annual Report on Form 20-F (the “20-F”) of National Bank of Greece S.A. (the “Company”).

Set forth below are the Company’s responses to your comments. For your convenience, the comments are repeated below prior to our response.

December 31, 2009 Form 20-F

Allowance for Loan Losses — Methodology, page 108

1.                  We note your response to comment 4 in your letter dated October 6, 2010. Please clarify for us and revise future filings to discuss how you adjust your historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans at each balance sheet date related to your homogenous analysis and foreign loan portfolio. Specifically discuss how those qualitative or environmental factors that are likely to cause estimated credit losses associated with your existing portfolio to differ from historical loss experience are factored into your allowance for loan loss methodology. Qualitative or environmental factors include, but are not limited to:

a.                   Changes in lending policies and procedures, including underwriting standard;

b.                   Changes in international, national, regional and local economic business conditions; and

c.                    Changes in the volume and severity of past due loans and the volume of nonaccrual loans;

Response:

We advise the Staff that at December 31, 2009 we did not believe an adjustment to historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans was necessary beyond the incorporation of current information in the data used to estimate the homogeneous allowances. In calculating our homogeneous allowances for loan losses we took into consideration the following key factors:

•             the volume and severity of past-due and non-accrual loans,

•             the economic conditions and trends,

•             residential property prices and

•             changes in lending policies and procedures.

The way each of the above factors is considered and affected the historical loss experience as at December 31, 2009 is described below and this discussion will be included in future filings.

Regarding foreign loans, we advise the Staff that, as mentioned on page 108 of our 20-F, our methodology for loan loss allowances in relation to foreign loans is similar to that applied for Greek loans. That is, the methodology consists of three primary components: specific allowances, coefficient analysis and homogeneous analysis. Therefore, the discussion in our 20-F, in our previous letter dated October 6, 2010 and in this response, also applies to foreign loans customized to reflect the specificities of each country.

Volume and severity of past-due and non-accrual loans

The higher volume and severity of past due and nonaccrual loans in 2009 automatically fed into the loan loss allowance calculation by increasing the underlying pools on which we calculate a significant portion of the total loss allowances, by adjusting the loss rates by incorporating the most recent available information and by adjusting upwards the probability of default (PD), because this is estimated using data from the previous twelve months. This worsening of the quality of our loan portfolio was the primary cause of the significant increase in homogeneous analysis loan loss allowance in 2009.

The volume and severity of past-due loans was also affected by the change in the behavior of many loan customers who postponed making payments:

•             in anticipation of the “household bankruptcy” legislation that was announced by the Greek government and

•             to take advantage of recent legislation that temporarily suspended legal and foreclosure proceedings by banks.

As at December 31, 2009, we concluded that the incorporation of the current market conditions at that time in our methodology as described above and in our previous response was sufficient to estimate the allowance for probable loan losses as at December 31, 2009 and therefore did not further adjust historical loss experience.

Economic conditions and trends

We believe that changes in national, regional and local economic business conditions impact repayment of loans. Specifically, at December 31, 2009, there was deterioration in Greek economic conditions as a result of the adverse developments regarding the Greek public debt and fiscal deficit. That deterioration in economic conditions was reflected in our allowance for loan losses estimated as of December 31, 2009 in two ways: firstly, it resulted in an increase in the level of past due and non-accrual loans which affected the provisions as described above and secondly, it increased the probability of default in our assessment for incurred but not identified impairment in homogeneous loans.

Therefore, as at December 31, 2009, we concluded that no further adjustment to the historical loss rates was necessary due to the current economic conditions, since the loss rates applied are long term averages based on long recovery periods for all portfolios assessed using the homogeneous analysis (as discussed in our response to item 3 in our previous letter dated October 6, 2010).

Residential property prices

For mortgage loans, our models also took into account the decline in real estate prices during 2009. For example the average annual decline in urban properties was 4.3% (source: Bank of Greece) and that was included in our estimates of loss given default.

Lending policies and procedures

In response to the higher volume and severity of past due loans, we reviewed and tightened our credit approval criteria during 2009, for example by lowering both the loan-to-value and the payment-to-income acceptable ratios. As a result, we expected that the quality of new loans granted in 2009 will be improved. However, the loans originated in 2009 were not significant enough to cause a change in observed probabilities of default or loss given defaults. Accordingly, we did not adjust those variables as at December 31, 2009.

Finally, note that, the loan loss allowance charged in the Income Statement during the nine month period ended September 30, 2010 for the Greek operations, based on IFRS, increased by 68% compared with the same period in 2009, and is already 17% higher than the corresponding amount for the full year 2009, reflecting the worsening of the quality of our loan portfolio and of the economic conditions and trends during 2010. We expect the loan loss allowance charged in the income statements under US GAAP to demonstrate a similar trend.

Note 34: Redeemable Non-Controlling Interest, page F-72

2.                  We note your responses to comments 11 and 13 in your letter dated October 6, 2010 and that the put option related to the 5% Finansbank ordinary shares is settled based on the higher of the (i) the fair market value of the shares as determined by independent valuation specialists and (ii) the price received compounded semiannually with 6-month Libor + 25 basis points and that there is no impact on EPS calculations related to adjustments of the non-controlling interests to fair value at each balance sheet date because of the fair value redemption feature.

a.                   Please tell us how you considered that the price paid related to the redemption feature of the non-controlling interests could be determined based on the Libor based formula and not fair value in determining that EPS should not be impacted.

Response:

We advise the Staff that the redemption amount relating to this put option has been and is expected to continue to be determined based on the estimate of the fair value of the 5% of Finansbank ordinary shares, because it has been and is expected to continue to be greater than the price received compounded semiannually with 6-month Libor plus 25 basis points.  We therefore consider this to be a fair value redemption feature. Accordingly, by application of paragraph 19A of Topic D-98 (also in ASC 480-10-S99-3A par. 22), there is no impact on EPS.

b.                   Additionally, please tell us how your EPS would have been impacted for 2009 if you concluded that common stock was redeemable at other than fair value.

Response:

If we had concluded that this is an “other than fair value” redemption feature, we would have to adjust the profit attributable to common shareholders by the excess that was recorded in retained earnings in the amount of €22.9 million. As a result, the basic and diluted EPS for 2009 would have been €0.82, instead of €0.86.

Should you have any questions or require any additional information, please contact Mr. Ioannis Kyriakopoulos on + 30 210 369 5701.

Yours sincerely,

Anthimos Thomopoulos

Deputy Chief Executive Officer

National Bank of Greece

Copy:                                             Nikolaos C. Sofianos

Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Xenia Kazoli

Allen & Overy